Exhibit (a)(5)

N E WS B U L L E T I N	RE: Headwaters Incorporated
10653 S. River Front Parkway, Suite 300
South Jordan, UT 84095
Phone: (801) 984-9400
NYSE: HW

FOR FURTHER INFORMATION AT THE COMPANY: Sharon Madden Vice President of Investor Relations (801) 984-9400	ANALYST CONTACT: Tricia Ross Financial Profiles (916) 939-7285

IMMEDIATE RELEASE:

SEPTEMBER 24, 2009

HEADWATERS INCORPORATED ANNOUNCES TENDER

OFFER FOR CONVERTIBLE DEBT

SOUTH JORDAN, UTAH, SEPTEMBER 24, 2009 (NYSE: HW) – HEADWATERS INCORPORATED announced today that it has commenced a cash tender offer for any and all of its outstanding 2-7/8% Convertible Senior Subordinated Notes due 2016 (the “notes”). As of September 24, 2009, there was approximately $71.8 million aggregate principal amount of notes outstanding. Headwaters is offering to purchase the notes at a price of $1,000 for each $1,000 of principal amount of notes tendered, plus accrued and unpaid interest up to, but not including, the date of payment for the notes accepted for payment.

The tender offer will expire at midnight, New York City time on October 22, 2009, unless extended. Tenders of notes must be made on or prior to the expiration of the tender offer and notes may be withdrawn at anytime on or prior to the expiration of the tender offer.

The tender offer is contingent upon the satisfaction of certain conditions. The complete terms and conditions of the tender offer are set forth in Headwaters’ offer to purchase and Schedule TO which will be filed today with the U.S. Securities and Exchange Commission.

Headwaters has engaged Deutsche Bank Securities Inc. to act as dealer manager for the tender offer, Morrow & Co, LLC to act as information agent for the tender offer and Wilmington Trust FSB to serve as depositary for the tender offer. Requests for copies of the offer to purchase, letter of transmittal and other related documents can be directed to Morrow & Co, LLC by calling (203) 658-9400 (banks and brokerage firms) or 1-800- 662-5200 (all others toll free). Questions regarding the tender offer may be directed to Deutsche Bank Securities Inc. at (800) 503-4611 (toll free).

None of Headwaters, its board of directors, the dealer manager, the information agent or the depositary makes any recommendation to any holder of notes as to whether to tender or refrain from tendering note in the tender offer. Headwaters has not authorized any person to make any recommendation with respect to the tender offer. Holders of notes must decide whether to tender their notes and, if so, the principal amount to tender. In doing so, holders of notes should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the tender offer, including complete instructions on how to tender the notes, are included in the offer to purchase, the letter of transmittal and related documents, which are expected to be delivered to holders of notes shortly. Holders of notes should read carefully the offer to purchase, the letter of transmittal and other related documents when they are available because they will contain important information. Holders of notes may obtain free copies of the offer to purchase, the letter of transmittal and other related documents when filed with the SEC at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Morrow & Co., LLC, the information agent for the tender offer.

About Headwaters Incorporated

Headwaters Incorporated’s vision is to improve sustainability by transforming underutilized resources into valuable products. Headwaters is a diversified growth company providing products, technologies and services to the energy, construction and home improvement industries. Through its energy, coal combustion products, and building products businesses, the Company earns a revenue stream that helps to provide the capital to expand and acquire synergistic new business opportunities.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements within the meaning of federal securities laws and Headwaters intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements include Headwaters’ expectations as to the managing and marketing of coal combustion products, the production and marketing of building materials and products, the production and marketing of cleaned coal, the production and marketing of hydrogen peroxide, the licensing of resid hydrocracking technology and catalyst sales to oil refineries, the availability of refined coal tax credits, the development, commercialization, and financing of new technologies and other strategic business opportunities and acquisitions, and other information about Headwaters. Such statements that are not purely historical by nature, including those statements regarding Headwaters’ ability to repurchase all of the notes, Headwaters’ future business plans, the operation of facilities, the availability of feedstocks, and the marketability of the coal combustion products, building products, cleaned coal, hydrogen peroxide, catalysts, and the availability of tax credits, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Actual results may vary materially from such expectations. Words such as “may,” “should,” “intends,” “plans,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions, or the negative of such terms, may help identify such forward-looking statements. Any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking. In addition to matters affecting the coal combustion products, building products, and energy industries or the economy generally, factors that could cause actual results to differ from expectations stated in forward-looking statements include, among others, among others, the factors described in the “Risk Factors” section in Exhibit 99.2 of our Current Report on Form 8-K filed September 17, 2009.

Although Headwaters believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that our results of operations will not be adversely affected by such factors. Unless legally required, we undertake no obligation to revise or update any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Our internet address is www.headwaters.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our reports can be accessed through the investor relations section of our web site.

Contact:

Sharon Madden

Vice President of Investor Relations

(801) 984-9400